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                             May 23, 2022

       Yizhen Zhao
       Chief Executive Officer
       Ark7 Properties Plus LLC
       535 Mission Street, 14th Floor
       San Francisco, CA 94105

                                                        Re: Ark7 Properties
Plus LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed April 27,
2022
                                                            File No. 024-11869

       Dear Mr. Zhao:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Filed April 27, 2022

       Summary, page 1

   1. Please revise the narrative disclosure accompanying the organizational chart to explain the timing, mechanics,
sourcing and costs of properties to be held by each series. In this regard, we note the
statement on page 1 that "an investor who acquires Series Interests in
                                                        Series #WG13Z will only
have assets, liabilities, profits and losses pertaining to the property located at
11679 W Madero Dr, Arizona City, AZ 85123." Please reconcile with what appear to be
significant qualifications, such as (1) the provision in Section 5 of the
                                                        Asset Management
Agreement that the series will indemnify the manager and (2) the statement on page 4
that certain fees, costs and expenses incurred by the company will be borne by the several
series and that "a Series may bear a proportion of the fees, costs and expenses for a service
or product for which another Series received a disproportionately high benefit."
 Yizhen Zhao
FirstName  LastNameYizhen
Ark7 Properties Plus LLC Zhao
Comapany
May        NameArk7 Properties Plus LLC
     23, 2022
May 23,
Page 2 2022 Page 2
FirstName LastName
2. Please please include a summary of all fees to be reimbursed or paid to the manager and others, including the Sourcing Fee, Property Management Fee, $25,000 and other fees to
         Dalmore, etc. Explain how the Sourcing Fee and other amounts paid to related parties are calculated, including any markups, and the extent to which costs and fees may be higher than available from unaffiliated third parties. Also revise disclosures in your risk factors and in the Distributions section on page 27 to highlight, if true, that you and Ark7 determined the various fees internally without any independent assessment of comparable market fees, and as a result, they may be higher than those available from unaffiliated third parties. To provide clear disclosure of the amount of fees to be paid prior to any distributions for Series #WG13Z, please provide an illustrative example quantifying fees to be paid to affiliates and others prior to any cash distributions to investors and including disclosure of the underlying assumptions. For example, assumptions should be provided for the anticipated expenses and time period for the anticipated gross receipts, as well as the offering proceeds raised during such time period. Please also revise to provide the definition of "Free Cash Flow" in the context of your disclosure, rather than only including a cross reference to the Operating Agreement.
Risks Relating to the Offering, page 6

3. We note disclosure that you may not raise sufficient funds to accomplish your objectives in this offering. Please revise to clarify that if actual proceeds raised in the offering are less than the maximum, the proceeds available to pay the intercompany loan and other items in the use of proceeds table will also be lower and may result in lower distributions paid to investors.
4. Disclosures regarding the intercompany loan indicate that it does not include the $25,000 necessary to improve the property or the $6,056 for your operating reserve. Please include risk factor disclosure to clarify that net proceeds of the offering will first be used to repay the intercompany loan to Ark7 rather than to improve the property or fund an operating reserve, and describe the risk that you will not be able to fund these items if you do not sell the maximum offering and how this may impact the series ability to operate and the impact on investors.
The company does not intend to hire an escrow agent . . . , page 6

5. Disclosure in this risk factor suggests that an escrow for the offering proceeds will be administered by the company. Please clarify whether an escrow will be used for any of the offering proceeds, and disclose the material terms of the escrow. As there is no minimum for this offering, the purpose of the escrow is unclear.
Plan of Distribution, page 11

6. We note your disclosure that you intend to use your website, offering landing page and other written materials prepared by officers, directors, employees and advisors. Please clarify if these materials are the types of communications contemplated by Rule 255 and
 Yizhen Zhao
FirstName  LastNameYizhen
Ark7 Properties Plus LLC Zhao
Comapany
May        NameArk7 Properties Plus LLC
     23, 2022
May 23,
Page 3 2022 Page 3
FirstName LastName
         will be filed with the offering circular pursuant to Item 17 of Part III of Form 1-A or advise.
7.       Disclosure on page 11 states that you can reject any investor   s
subscription for any
         reason. You also say that you intend to affect a close every 7 days, but then identify factors you will use to determine whether or not to undertake a closing, such as the
         amount of money contained in a    maintenance account,    the number
of subscriptions
         received and whether a series has a loan payment due to a bank. Finally, you state that you will have a closing whenever you determine that a closing will be for the greatest benefit to the company. Please clarify when you will conduct closings, and explain what the
            maintenance account    is. Note that if you have an undetermined
time to process
         subscription requests and can reject a subscription for any reason, your offering may be considered to be a delayed offering rather than a continuous offering, which is not eligible to be made under Regulation A. Please see Rule 251(d)(3)(i)(F) of Regulation A and tell us why you believe your offering should not be viewed as a delayed offering.
Use of Proceeds, page 14

8. Reconcile the amount of net proceeds of the offering as reflected in the first paragraph
         under    Series #WG13Z    and in the first full paragraph after the
footnotes to the table,
         assuming the maximum is raised, after payment of brokerage commissions to Dalmore
         ($3,632) and expenses of the offering ($18,496). Also, state the amount and material terms, such as interest rate and maturity, of the Series #WG13Z intercompany loan, and clarify the items listed in the use of proceeds that are components of the indebtedness under the intercompany loan. Please also clarify the priority of payment, not only of the intercompany loan and the Sourcing Fee as you have done, but also the property improvements and the operating reserve. Disclose what other sources of funds will be utilized if proceeds of the offering are insufficient to repay the intercompany loan or to meet other uses listed in the table. See instructions 5 and 6 to Item 6 of Form 1-A.
Property Overview
Series #WG13Z, page 16

9. We note disclosure on page 15 that Ark7 may decide to finance a portion of the purchase price of a property with mortgage or other third party financing and then enter into an intercompany loan agreement with a series. Please clarify whether Ark7 financed any portion of the funds it loaned to Series #WG13Z, and if so, whether or not any interest in the property was pledged or mortgaged to the third party. We do note disclosure on page
         15 that in general, the intercompany loans between Ark7 and a series will be unsecured.
Acquisition of the Madero Property , page 18

10. We note your disclosure that Series #WGI3Z completed the acquisition of the Madero
         Property on April 15, 2022 and that prior to the acquisition, the property was owner occupied and was not operated as a rental income property. Please explain to us how you
 Yizhen Zhao
FirstName  LastNameYizhen
Ark7 Properties Plus LLC Zhao
Comapany
May        NameArk7 Properties Plus LLC
     23, 2022
May 23,
Page 4 2022 Page 4
FirstName LastName
         complied with the requirement to provide a pro forma balance sheet to reflect the acquisition.

Property Components & Capital Expenditures, page 18

11. Reconcile disclosures here and under "Property Operations and Holding Period" to clearly explain whether or not you anticipate capital expenditures and the amount thereof. In this regard, you state both that you expect the final renovation cost for the property will total
         $25,000 and that you do not anticipate significant capital expenditures.
Property Operations and Hold Period, page 18

12.      Please clarify whether the anticipated    operating expenses    of
$409.67 per month
         described in this section are the same as or are in addition to the potential cost of maintenance and capital expenses as a percentage of rental income described under
            Property Components . . .    Clarify whether you anticipate any
operating expenses in
         addition to the $409.67 per month.
Delegation, page 19

13. You state that the Asset Manager will not have the authority to sell or encumber any underlying asset, but on pages 7 and 18 you state that Ark7, as Managing Member, will have the ability to determine whether to sell the Madero Property. Please reconcile, as
         Ark7 serves as both Asset Manager and Managing Member.
The Company's Property, page 21

14. Please tell us if Ark7 Inc. owns any additional properties that have not been acquired by the registrant. To the extent Ark7 Inc. owns such properties, tell us if the registrant intends to acquire these properties.
Liquidity and Capital Resources, page 22

15. We note disclosure within this section that the company will raise funds through series offerings to acquire vacation rental properties. However, it appears this particular series offering, Series #WGI3Z, is for a single family residence to rent on a long term basis as disclosed on page 18. Please advise or reconcile this conflicting disclosure and also disclose whether the property for this specific series will be rented on a month to month or yearly basis.
Asset Management Agreement Between Ark7 Inc. and Series #WGI3Z, page 26

16. We note disclosure here, and elsewhere in the filing, regarding the compensation to be paid to Ark7 Inc. under the Asset Management Agreement. Particularly, we note that
         Ark7 Inc. may be paid up to 15% of free cash flows of Series #WGI3Z as an asset management fee. However, in Exhibit 6.2, the Asset Management Agreement, section 7(a)
 Yizhen Zhao
FirstName  LastNameYizhen
Ark7 Properties Plus LLC Zhao
Comapany
May        NameArk7 Properties Plus LLC
     23, 2022
May 23,
Page 5 2022 Page 5
FirstName LastName
         provides that the asset management fee will be 10% of the free cash flows of Series
         #WGI3Z. Please reconcile this conflicting disclosure. Additionally, please revise your disclosure to provide the maximum annual fees payable to Ark7 Inc., how the specific percentage of free cash flows to be paid will be determined and whether there is a minimum percentage that must be paid annually. For example, based upon the disclosure, it appears that Ark7 Inc. can arbitrarily choose any percentage number up to 15% of free cash flows from Series #WGI3Z. Finally, reconcile disclosure on page 18 under "Property
         Manager" to clarify that the series, not the property manager, will bear the cost of the asset management fee.
Interests of Management and Others in Certain Transactions, page 26

17. We note that based upon the disclosure within the Form 1-A, Ark7 Inc. is both your
         Managing Member and the Asset Manager. Please provide prominent risk factor disclosure and disclosure within this section describing any conflict of interest this creates and related risks to the series and investors.
Distribution Upon Liquidation of a Series, page 29

18. Please identify the individual or entity with sole discretion over costs and liabilities that must be paid before a holder of an interest in a series being liquidated will receive their pro rata portion of the liquidation distribution.
General

19. We note your risk factor on page 5 disclosing that future changes in tax laws may adversely impact investors. Please revise your offering circular to discuss the current treatment of each series for U.S. federal income tax purposes, including whether it will be classified as a separate entity and any specific classification elections you plan to make. Also, include disclosure in your offering circular as to the current material tax consequences to investors relating to the acquisition, holding and disposition of the series
         shares. In this regard, we also note disclosure in the    Overview
section on page 15 and
         elsewhere stating that investors will be entitled to the    potential
tax benefits normally
         associated with direct property ownership.    Please disclose the
nature of these benefits,
         and discuss the legal basis, including any applicable Treasury Regulation, for these benefits.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Yizhen Zhao
Ark7 Properties Plus LLC
May 23, 2022
Page 6

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameYizhen Zhao                              Sincerely,
Comapany NameArk7 Properties Plus LLC
                                                           Division of
Corporation Finance
May 23, 2022 Page 6                                        Office of Real
Estate & Construction
FirstName LastName